SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company (issuer))

WILLIAM LYON

(Name of 14d-1 and 13e-3 Filing Person (offeror))

WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

(Name of 13e-3 Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

William Lyon

c/o William Lyon Homes

4490 Von Karman Avenue

Newport Beach, California 92660

(949) 833-3600

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing persons)

copy to:

David A. Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$499,942,670	$53,494

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, of William Lyon Homes, a Delaware corporation (“Lyon Homes”), other than the shares owned by William Lyon, Chairman of the Board and Chief Executive Officer of Lyon Homes, at a purchase price of $109.00 per share, net to the seller in cash. As of February 28, 2006, there were 8,652,067 shares of common stock outstanding, of which 4,115,437 shares are owned by William Lyon. As of February 28, 2006, there were 50,000 options to acquire outstanding shares of common stock. As a result, this calculation assumes the purchase of 4,586,630 shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$49,077	Filing Party:	William Lyon (14d-1 and 13e-3 filing person) William H. Lyon The William Harwell Lyon 1987 Trust The William Harwell Lyon Separate Property Trust (13e-3 filing persons)
Form or Registration No.:	005-61509	Date Filed:	April 10, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

13D

CUSIP No. 552074 10 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) William Lyon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,115,437 Shares (1)
	8.	SHARED VOTING POWER 297,708 Shares (2)(3)
	9.	SOLE DISPOSITIVE POWER 4,115,437 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,413,145 Shares (1)(2)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.7% as of February 28, 2006 (1)(2)(3)

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	Includes shares subject to a variable prepaid forward contract (the “Lyon Forward Contract”) entered into by and among William Lyon and Lehman Brothers OTC Derivatives Inc. (“Lehman”) on September 15, 2005.
(2)	Includes 247,708 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7–11–88, Wade H. Cable and Susan M. Cable, Trustees (“Cable Trust”) and 50,000 shares of Common Stock of the Issuer deemed beneficially owned by Wade H. Cable individually (“Cable”) as a result of Cable’s ownership of 50,000 stock options exercisable by Cable within sixty days of February 28, 2006. William Lyon (“Lyon”) has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually, as modified by the Waiver Agreement dated September 6, 2005 (the “Voting Agreement”). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”), with respect to shares beneficially owned by Wade H. Cable and the Cable Trust. Does not include 331,437 shares owned of record and beneficially by William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). Lyon and the Separate Property Trust acted together with respect to the acquisition of such shares and the 655,569 shares of Common Stock of the Issuer acquired by Lyon on January 7, 2005. Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5( b)(1) of the Exchange Act with respect to such shares. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.
(3)	Includes shares subject to a variable prepaid forward contract (the “Cable Forward Contract”) entered into by and between the Cable Trust and Credit Suisse First Boston Capital LLC (“CSFB”) on September 7, 2005.

13D

CUSIP No. 552074 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) William Harwell Lyon Separate Property Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 331,437 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 331,437 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,437 Shares (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*. ☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% as of February 28, 2006

14.	TYPE OF REPORTING PERSON* OO

(1)	Does not include 4,413,142 shares owned of record and beneficially by William Lyon. William Lyon and the William Harwell Lyon Separate Property Trust (the “Separate Property Trust”) acted together with respect to the acquisition of the 655,569 shares of common stock of the Issuer acquired by William Lyon on January 7, 2005 and the 331,437 shares of Common Stock of the Issuer acquired by the Separate Property Trust on January 7, 2005. William Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act with respect to such shares. Neither William Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

13D

CUSIP No. 552074 10 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The William Harwell Lyon 1987 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e). ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,749,259 Shares (1)
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 1,749,259 Shares (1)
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,259 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*. ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% as of February 28, 2006 (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes shares subject to a variable prepaid forward contract entered into by and between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc. on September 15, 2005.

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) filed on March 17, 2006, as amended on March 20, 2006, March 21, 2006, March 22, 2006, April 10, 2006, April 12, 2006 and April 24, 2006, by William Lyon (the “Offeror”), Chairman and Chief Executive Officer of William Lyon Homes, a Delaware corporation (“Lyon Homes”). This Amendment No. 7 relates to the amended offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Lyon Homes not owned by the Offeror, at a purchase price of $109.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 17, 2006, as amended by amendments to the Schedule TO (the “Offer to Purchase”), and the related (original) blue Letter of Transmittal, as further amended and supplemented by the Supplement dated April 10, 2006 (the “First Supplement”) to the Offer to Purchase and the related revised (purple) Letter of Transmittal and the Supplement dated May 1, 2006 (the “Second Supplement”) to the Offer to Purchase and the related revised (pink) Letter of Transmittal (which, as amended or supplemented from time to time, collectively together constitute the “Amended Offer”).

The information set forth in the Offer to Purchase, the First Supplement and the Second Supplement, including all schedules thereto, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet

Reference is made to the information under the heading “Summary Term Sheet” in the Second Supplement, which is incorporated herein by reference.

Item 2. Subject Company Information

(c) Reference is made to the information set forth in the Second Supplement under the heading “The Amended Offer—Section 6. Price Range of Shares; Dividends,” which is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Reference is made to the information set forth in the Second Supplement under the headings “Summary Term Sheet,” “Introduction,” “The Amended Offer—Section 1. Terms of the Amended Offer; Expiration Date,” “The Amended Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Amended Offer—Section 3. Procedures Tendering Shares,” “The Amended Offer—Section 4. Withdrawal Rights,” “The Amended Offer—Section 5. Material U.S. Federal Income Tax Considerations” and “The Amended Offer—Section 12. Conditions to the Amended Offer,” which is incorporated herein by reference.

Item 5. Past Contract, Transactions, Negotiations and Agreements.

(a) Reference is made to the information set forth in the Second Supplement under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Amended Offer; Contacts with Lyon Homes,” “Special Factors—Section 6. Transactions and Arrangements Concerning the Shares,” and “The Amended Offer—Section 8. Certain Information Concerning the Offeror, William H. Lyon and the Trusts,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Second Supplement under the headings “Special Factors—Section 1. Background of the Amended Offer; Contacts with Lyon Homes” and “The Amended Offer—Section 8. Certain Information Concerning the Offeror, William H. Lyon and the Trusts,” which is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(c) (1) through (7) Reference is made to the information set forth in the Second Supplement under the heading “Special Factors—Section 4. Purpose of the Amended Offer and the Merger; Reasons for the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger,” which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth in the Second Supplement under the heading “The Amended Offer—Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(b) Reference is made to the information set forth in the Second Supplement under the heading “The Amended Offer—Certain Information Concerning the Offeror, William H. Lyon and the Trusts,” which is incorporated herein by reference.

Item 11. Additional Information.

(a)(5) Reference is made to the information set forth in the Second Supplement under the heading “The Amended Offer—Section 13. Certain Legal Matters,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Second Supplement and the revised Letter of Transmittal, which is incorporated herein by reference.

Item 12. Exhibits.

Exhibit	Description
Exhibit (a)(1)(H)	Supplement to Offer to Purchase dated as of May 1, 2006
Exhibit (a)(1)(I)	Revised Letter of Transmittal
Exhibit (a)(1)(J)	Revised Notice of Guaranteed Delivery
Exhibit (a)(1)(K)	Revised Letter to Brokers, Dealers, Commercial Banks, Trust Company and Other Nominees
Exhibit (a)(1)(L)	Revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Company and Other Nominees
Exhibit (a)(5)(F)	Text of Press Release issued by William Lyon on May 10, 2006
Exhibit (b)(3)	Amended and Restated Commitment Letter dated April 30, 2006 between Lehman Brothers Inc., Lehman Commercial Paper Inc. and William Lyon
Exhibit (d)(15)	Stockholders Agreement between William Lyon and Chesapeake Partners, L.P. dated April 30, 2006

Item 13. Information Required by Schedule 13E-3.

Item 2. Subject Company Information.

(d) Reference is made to the information set forth in the Second Supplement under the heading “The Amended Offer—Section 6. Price Range of Shares; Dividends,” which is incorporated herein by reference.

Item 4. Terms of Transaction.

(d) Reference is made to the information set forth in the Second Supplement under the heading “Special Factors—Section 5. Appraisal Rights.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(c) Reference is made to the information set forth in the Second Supplement under the headings “Special Factors—Section 1. Background of the Amended Offer; Contacts with Lyon Homes,” “Special Factors—Section 4. Purpose of the Amended Offer and the Merger; Reasons for the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger” and “The Amended Offer—Section 8. Certain Information Concerning the Offeror, William H. Lyon and the Trusts,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Second Supplement under the heading “Special Factors—Section 6. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(d) Reference is made to the information set forth in the Second Supplement under the headings “Special Factors—Section 4. The Merger; Plans for Lyon Homes after the Amended Offer and the Merger; Certain Effects of the Amended Offer and the Merger” and “Special Factors—Section 5. Appraisal Rights,” which is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a), (b) and (e) Reference is made to the information set forth in the Second Supplement under the headings “Special Factors—Section 1. Background of the Amended Offer; Contacts with Lyon Homes,” “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of the Amended Offer” and “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding Fairness of the Amended Offer and the Merger,” which is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Consideration.

(c) Reference is made to the information set forth in the Second Supplement under the heading “The Amended Offer—Section 11. Fees and Expenses.”

Item 12. The Solicitation or Recommendation.

(d) Reference is made to the information set forth in the Second Supplement under the heading “The Amended Offer—Section 8. Certain Information Concerning the Offeror, William H. Lyon and the Trusts,” which is incorporated herein by reference.

(e) Reference is made to the information set forth in the Second Supplement under the headings “Summary Term Sheet” and “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of the Amended Offer,” which is incorporated herein by reference.

Item 16. Exhibits.

(f) Reference is made to Item 12 Exhibits of this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

WILLIAM LYON

/s/ WILLIAM LYON

After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: May 1, 2006

WILLIAM H. LYON

/s/ WILLIAM H. LYON

THE WILLIAM HARWELL LYON 1987 TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee

THE WILLIAM HARWELL LYON SEPARATE PROPERTY TRUST

By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee